UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM SD

 Specialized Disclosure Report

NanoString Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35980	20-0094687
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Fairview Avenue North
Seattle, Washington 98109
(Address of principal executive offices, including zip code)
R. Bradley Gray
President and Chief Executive Officer
(206) 378-6266
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
    NanoString Technologies, Inc. (the “Company”) has filed this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period ended December 31, 2022.
    The Company has prepared a Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD, and is publicly available on its website at https://investors.nanostring.com/governance/governance-documents.
Item 1.02 Exhibit
    The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 of this Form SD.
Section 2 — Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NanoString Technologies, Inc.

Date: May 31, 2023	By:	/s/ R. Bradley Gray
R. Bradley Gray
President and Chief Executive Officer